Exhibit 99.1

Sinovac Reports Unaudited Second Quarter 2016 Financial Results

BEIJING, August 23, 2016 /PRNewswire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, announced today its unaudited second quarter ended June 30, 2016.

Mr. Weidong Yin, Chairman, President and CEO of the Sinovac, commented, “As forecasted on our first quarter earnings call, we experienced a continued decline to our financial results in the second quarter due to the incident involving the improper distribution and sale of vaccines in Shandong province. This impacted nationwide sales of private-pay market vaccines as vaccine companies halted vaccine delivery to wait for the interpretation of new regulation by the Chinese government.”

“In mid-June, the China Food and Drug Administration (“CFDA”) and China’s Ministry of Health jointly issued an interpretation of the new requirement and execution plan during the transition period before the infrastructure is set up to fully comply with the new regulation. This allowed vaccine sales and delivery in the private-pay market to resume following the joint government announcement. Since then, we have experienced a rebound in sales activity. When the private-pay vaccine market was reactivated, our sales and marketing team launched marketing activities for promoting our newly approved EV71 vaccines. There have been vaccination kick-off ceremonies, commercial launch activities at the provincial level, as well as educational seminars and marketing activities, as planned. By now, we have delivered our EV71 vaccine to 16 provinces and three municipalities and we expect these numbers to keep increasing.”

Mr. Yin also commended, "During the second quarter, we also made progress on our pipeline programs with the continuation of clinical trials of our varicella vaccine and completed preparation for the trials of our sIPV vaccine. We expect that sales in our fiscal second half of the year will be much stronger than the first half and look forward to updating our investors on our latest progress and achievements in the months ahead.”

Second Quarter 2016 Business Highlights

Marketing and Sales

EV71 - Sinovac’s EV71 was approved for commercialization early this year. After private pay market vaccine sales resumed, sales and marketing of EV71 vaccine was initiated immediately and Sinovac’s Public Tender market: Sinovac won the tender of supplying Healive to Beijing over the course of 2016 to 2018. The total value of the tender is RMB 32 million ($4.8 million). Sinovac was selected to be the sole supplier of Healive to Shanghai for 2016 and the value of the contract is RMB 3.2 million ($0.5 million).

Research and Development

Varicella – The vaccine candidate was approved to commence human clinical trials in 2015. The phase I clinical trial was initiated in May 2016 in Henan Province. The phase I trial is designed as a single-center, randomized, double-blinded, and placebo controlled study. 270 subjects were enrolled. The preliminary results show the vaccine has a good safety profile. We expect to initiate the phase III trial in September 2016.

sIPV - The clinical trial license was received in December 2015.Sinovac has obtained the clinical site approval and ethics committee approval for conducting the trial. Preparation for the trial is now complete and we expect to conduct clinical trial phase I in the beginning of September 2016.

Unaudited Financial Results for Second Quarter 2016

	2016Q2	% of Sales	2015Q2	% of Sales
(In $000 except percentage data)
Hepatitis A – Healive	877	63.7%	8,462	45.8%
Hepatitis A&B – Bilive	(1,359)	(98.7)%	9,216	49.8%
Hepatitis vaccines subtotal	(482)	(35.0)%	17,678	95.6%
Influenza vaccine	248	18.0%	526	2.8%

Enterovirus 71 vaccine	1,562	113.4%	-	-
Mumps vaccine	49	3.6%	287	1.6%
Regular sales	1,377	100.0%	18,491	100.0%
H5N1	-	-	-	-
Total sales	1,377	100.0%	18,491	100.0%
Cost of sales	3,737	271.4%	3,283	17.8%
Gross profit	(2,360)	(171.4)%	15,208	82.2%

Quarterly sales from continuing operations were $1.4 million compared to $18.5 million in the prior year period. The sales decrease was due to lower sales to Centers for Disease Control and Prevention (“CDCs”) and no sales to distributors combined with an increase in sales returns as a result of the vaccine incident in Shandong province.

Gross loss from continuing operations was $2.4 million, compared to gross profit of $15.2 million in the prior year period.

Selling, general and administrative expenses in the second quarter of 2016 were $8.3 million, compared to $9.0 million in the same period of 2015. Generally, the Company’s selling, general and administrative expenses declined with the lower level of sales activity, but there were other significant factors that offset this trend, including a cost of $786 thousand relating to the proposed privatization of Sinovac; and a recorded expense of $526 thousand resulting from the depreciation of the RMB against the United States dollar.

R&D expenses in the second quarter of 2016 were $2.8 million, compared to $2.2 million in the same period of 2015. The increase was mainly due to higher R&D expenses on the MMR vaccine project in the second quarter of 2016.

Loss from continuing operations was $12.6 million compared to an income of $3.7 million in the prior year period. The second quarter of 2015 includes a loss from discontinued operations of $244 thousand whereas no such income or loss was received in the second quarter of 2016.

Net loss attributable to common shareholders was $9.6 million, or ($0.17) per basic and diluted share, compared to net income attributable to common shareholders of $2.3 million, or $0.04 per basic and diluted share in the prior year period.

Non-GAAP EBITDA was negative $12.0 million in the second quarter of 2016, compared to $6.3 million in the prior year period. Non-GAAP net loss from continuing operations in the second quarter of 2016 was $11.7 million, compared to net income of $3.9 million in the prior year period. Non-GAAP diluted net loss per share from continuing operations in the second quarter of 2016 was $0.15, compared to net income of $0.05 per share in the prior year period. Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this earnings announcement.

Unaudited Financial Results for First Half of 2016

(In $000 except percentage data)	2016H1	% of Sales	2015H1	% of Sales
Hepatitis A – Healive	4,524	36.7%	11,385	41.1%
Hepatitis A&B – Bilive	(1,143)	(9.3)%	14,271	51.5%
Hepatitis vaccines subtotal	3,381	27.4%	25,656	92.6%
Influenza vaccine	710	5.8%	1,112	4.0%
Enterovirus 71 vaccine	1,562	12.7%	-	-
Mumps vaccine	286	2.3%	930	3.4%
Regular sales	5,939	48.2%	27,698	100.0%
H5N1	6,392	51.8%	-	-
Total sales	12,331	100.0%	27,698	100.0%
Cost of sales	8,363	67.8%	5,591	20.2%
Gross profit	3,968	32.2%	22,107	79.8%

Sales from continuing operations were $12.3 million in the first half of 2016, a decrease of 55.5% from $27.7 million in the prior year period. Excluding H5N1 revenue, sales from continuing operations were $5.9 million in the first half of 2016, a decrease of 78.6% from $27.7 million in the prior year period.The sales decrease was due to lower sales to customers and additional sales return provision provided as a result of the vaccine incident in Shandong province.

Gross profit from continuing operations was $4.0 million, a decrease of 82.1% from $22.1 million in the prior year period. Gross margin was 32.2%, compared to 79.8% in the prior year period. Excluding H5N1, the first half year gross margin was 3.7%, compared to 80.4% in the prior year period. The decrease was mainly due to higher inventory provision provided for hepatitis A&B and mumps vaccines, higher idle capacity costs charged to cost of sales, and a negative gross profit for the hepatitis A&B vaccine due to higher sales returns provision provided in the first half of 2016.

Selling, general and administrative expenses in the first half of 2016 were $14.5 million, compared to $15.8 million in the same period of 2015. The Company’s selling, general and administrative expenses declined with the lower level of sales activity, but there were other significant factors that offset this trend including a cost of $856 thousand relating to the proposed privatization of Sinovac and a recorded expense of $403 thousand resulting from the depreciation of the RMB against the United States dollar.

R&D expenses in the first half of 2016 were $4.9 million, compared to $4.4 million in the same period of 2015.

Net loss from continuing operations was $14.2 million, compared to a net income of $1.0 million in the prior year period. Net income from discontinued operations was $2.3 million, compared to a net loss of $436 thousand in the prior year period.

Net loss attributable to common shareholders was $8.3 million or ($0.14) per basic and diluted share in the first half of 2016, compared to net income attributable to common shareholders of $20 thousand, or $0.00 per basic and diluted share, in the first half year of 2015.

Non-GAAP EBITDA was negative $11.9 million loss in the first half of 2016, compared to $6.0 million in the prior year period. Non-GAAP net loss from continuing operations in the first half of 2016 was $13.1 million, compared to a net income of $1.3 million in the prior year period. Non-GAAP diluted net loss per share from continuing operations in the first half of 2016 was $0.17, compared to net income of $0.01 per share in the prior year period. Reconciliations of Non-GAAP measures to the nearest comparable GAAP measures are included at the end of this earnings announcement.

As of June 30, 2016, cash and cash equivalents totaled $49.2 million, compared to $63.8 million as of December 31, 2015. In the first half of 2016, net cash used in operating activities was $15.6 million. Net cash used in investing activities was $3.7 million, which was for the purchase of equipment. Net cash provided by financing activities was $5.7 million, including loan proceeds of $22.7 million and loan repayment of $17.8 million. As of June 30, 2016, the Company had $23.8 million of bank loans due within one year. The Company expects that its current cash position will be able to support its operations for the next 12 months. The Company will seek new commercial bank loans to finance the commercialization of its pipeline products and for other operational purposes when appropriate.

Conference Call Details

Sinovac will host a conference call on Tuesday, August 23, 2016, at 8:00 a.m. EDT (Tuesday, August 23, 2016 at 8:00 p.m. China Standard Time) to review the Company's financial results and provide an update on recent corporate developments.

To access the conference call, please dial 1-877-407-9039 (USA) or 1-201-689-8470 (International). A replay of the call will be available after the earnings call through September 6, 2016. To access the replay, please dial 1-877-870-5176 (USA) or 1-858-384-5517 (International) and reference the replay pin number 13643261.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), mumps and canine rabies. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. Sinovac's newly developed innovative vaccine against HFMD caused by EV71 is ready for market launch. The Company is currently developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to Mexico, Mongolia, Nepal, Tajikistan, Bangladesh, Chile and the Philippines, and was recently granted a license to commercialize its influenza vaccine in Guatemala. For more information, please visit the Company's website at www.sinovac.com.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects and adverse general economic conditions in the United States and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. The Company assumes no obligation to update the forward-looking information contained in this release.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with GAAP, Sinovac uses the following non-GAAP financial measures: non-GAAP EBITDA, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations.  For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

Sinovac believes that non-GAAP EBITDA, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations help identify underlying trends in its business that could otherwise be distorted by the effect of certain income or expenses that Sinovac includes in income from operations from continuing operations, net income from continuing operations and diluted EPS from continuing operations. Sinovac believes that non-GAAP EBITDA, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations provide useful information about its core operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Non-GAAP EBITDA, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations should not be considered in isolation or construed as an alternative to income from operations from continuing operations, net income from continuing operations, diluted EPS from continuing operations, or any other measure of performance or as an indicator of Sinovac’s operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies.  Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Non-GAAP EBITDA represents income (loss) from continuing operations, excludes interest and financing expenses, interest income, net other income (expenses) and income tax benefit (expenses), and certain non-cash expenses, consisting of stock-based compensation expenses, amortization and depreciation that Sinovac does not believe are reflective of the core operating performance during the periods presented.

Non-GAAP net income from continuing operations represents net income from continuing operations before stock-based compensation expenses, and foreign exchange gain or loss.

Non-GAAP diluted EPS from continuing operations represents non-GAAP net income attributable to ordinary shareholders from continuing operations divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effect of the assumed conversion of options.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S: 1-646-308-1707

Email: william.zima@icrinc.com

SINOVAC BIOTECH LTD.

Consolidated Balance sheets

As of June 30, 2016 and December 31, 2015

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

Current assets	June 30, 2016 (Unaudited)	December 31, 2015

Cash and cash equivalents	$49,218	$63,834
Restricted cash	1,585	1,626
Accounts receivable – net	29,628	39,021
Inventories	21,540	18,685
Prepaid expenses and deposits	785	958
Deferred tax assets	4,064	2,603
Current assets held for sale	-	1,797
Total current assets	106,820	128,524

Property, plant and equipment	64,005	63,940
Prepaid land lease payments	9,209	9,574
Long-term prepaid expenses	24	25
Prepayments for acquisition of equipment	758	328
Deferred tax assets	539	593
Total assets	181,425	202,984

Current liabilities
Short-term bank loans and current portion of long-term bank loans and other debt	23,819	21,775
Loan from a non-controlling shareholder	2,407	2,470
Accounts payable and accrued liabilities	22,054	22,524
Income tax payable	363	1,643
Deferred revenue	425	8,144
Deferred government grants	1,539	1,202
Current liabilities held for sale	-	243
Total current liabilities	50,607	58,001

Deferred government grants	3,609	4,730
Long-term bank loans	2,956	756
Deferred revenue	93	-
Other non-current liabilities	737	756
Total long-term liabilities	7,395	6,242

Total liabilities	58,002	64,243

Commitments and contingencies
Equity
Preferred stock	-	-
Common stock	57	57
Additional paid-in capital	110,740	109,944
Accumulated other comprehensive income	4,082	8,110
Statutory surplus reserves	13,450	13,450
Accumulated deficit	(16,531)	(8,281)
Total shareholders' equity	111,798	123,280

Non-controlling interests	11,625	15,461
Total equity	123,423	138,741
Total liabilities and equity	$181,425	$202,984

SINOVAC BIOTECH LTD.

Consolidated Statements of Comprehensive Income (loss)

For the three and six months ended June 30, 2016 and 2015

(Unaudited)

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Sales	$1,377	$18,491	$12,331	$27,698
Cost of sales	3,737	3,283	8,363	5,591
Gross profit (loss)	(2,360)	15,208	3,968	22,107

Selling, general and administrative expenses	8,264	9,014	14,464	15,820
Provision for doubtful accounts	317	174	565	83
Research and development expenses	2,781	2,213	4,851	4,410
Loss (gain) on disposal of property, plant and equipment	78	(15)	121	(15)
Government grants recognized in income	(11)	(440)	(484)	(443)
Total operating expenses	11,429	10,946	19,517	19,855
Operating income (loss)	(13,789)	4,262	(15,549)	2,252

Interest and financing expenses	(401)	(421)	(784)	(1,009)
Interest income	167	288	453	715
Other income	20	6	236	81
Income (loss) from continuing operations before income taxes	(14,003)	4,135	(15,644)	2,039
Income tax benefit (expense)	1,440	(440)	1,492	(991)
Income (loss) from continuing operations	(12,563)	3,695	(14,152)	1,048
Income (loss) from discontinued operations, net of tax of nil	-	(244)	2,338	(436)
Net Income (loss)	(12,563)	3,451	(11,814)	612
Less: Loss (income) attributable to the non-controlling interests	3,004	(1,181)	3,564	(592)
Net Income (loss) attributable to shareholders of Sinovac	(9,559)	2,270	(8,250)	20

Income (loss) from continuing operations	(12,563)	3,695	(14,152)	1,048
Other comprehensive income (loss) from continuing operations, net of tax of nil
Foreign currency translation adjustments	(2,849)	(11)	(2,443)	65
Comprehensive loss from continuing operations	(15,412)	3,684	(16,595)	1,113

Income (loss) from discontinued operations	-	(244)	2,338	(436)
Other comprehensive income (loss) from discontinued operations, net of tax of nil
Foreign currency translation adjustments	-	-	(1,857)	(10)
Comprehensive income (loss) from discontinued operations	-	(244)	481	(446)

Comprehensive income (loss)	(15,412)	3,440	(16,114)	667
Less: comprehensive loss (income) attributable to non-controlling interests	3,327	(1,186)	3,836	(604)
Comprehensive income (loss) attributable to shareholders of Sinovac	$(12,085)	$2,254	$(12,278)	$63

Earnings (loss) per share
Basic net income (loss) per share:
Continuing operations	(0.17)	0.04	(0.19)	0.01
Discontinued operations	0.00	0.00	0.05	(0.01)
Basic net income (loss) per share	(0.17)	0.04	(0.14)	0.00

Diluted net income (loss) per share:
Continuing operations	(0.17)	0.04	(0.19)	0.01
Discontinued operations	0.00	0.00	0.05	(0.01)
Diluted net income (loss) per share	(0.17)	0.04	(0.14)	0.00

Weighted average number of shares of
Basic	56,935,009	56,019,451	56,922,175	55,974,252
Diluted	56,935,009	56,187,591	56,990,675	56,219,495

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the three and six months ended June 30, 2016 and 2015

(Unaudited)

(Expressed in thousands of U.S. Dollars)

	Three months ended		Six months ended
	June 30		June 30
	2016	2015	2016	2015
Cash flows used in operating activities
Net income (loss)	$(12,563)	$3,452	$(11,814)	$612
Less: Income (loss) from discontinued operations-net of tax	-	(244)	2,338	(436)
Income (loss) from continuing operations	(12,563)	3,696	(14,152)	1,048
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
- Deferred income taxes	116	165	68	699
- Stock-based compensation	316	208	632	321
- Inventory provision	2,579	529	2,751	541
- Provision for doubtful accounts	317	174	565	83
- Loss (gain) on disposal and impairment of property, plant and equipment	78	(15)	121	(15)
- Government grants recognized in income	(11)	(440)	(484)	(443)
- Depreciation of property, plant and equipment and amortization of licenses	1,433	1,690	2,874	3,310
- Amortization of prepaid land lease payments	63	66	126	132
- Accretion expenses	-	30	-	59
Changes in:
- Accounts receivable	9,160	(1,770)	8,301	(3,613)
- Inventories	(4,745)	(3,550)	(6,313)	(5,094)
- Income tax payable	(2,350)	(382)	(2,840)	(382)
- Prepaid expenses and deposits	243	(156)	116	498
- Deferred revenue	374	(1,104)	(7,568)	(1,104)
- Accounts payable and accrued liabilities	(1,031)	1,484	303	(3,140)
- Deferred government grants	-	6	31	9

Net cash provided by (used in) operating activities from continuing operations	(6,021)	631	(15,469)	(7,091)
Net cash used in operating activities from discontinued operations	-	(207)	(95)	(680)
Net cash provided by (used in) operating activities	(6,021)	424	(15,564)	(7,771)

Cash flows provided by (used in) financing activities
- Proceeds from bank loans	9,412	11,154	22,654	11,956
- Repayments of bank loans	(15,151)	(9,138)	(17,751)	(28,541)
- Proceeds from issuance of common stock, net of share issuance costs	729	236	760	500
- Proceeds from shares subscribed	36	9	36	9
Net cash provided by (used in) financing activities	(4,974)	2,261	5,699	(16,076)

Cash flows used in investing activities
- Acquisition of property, plant and equipment	(1,066)	(1,064)	(4,611)	(2,845)
- Proceeds from disposal of subsidiary	-	-	875	-
Net cash used in investing activities from continuing operations	(1,066)	(1,064)	(3,736)	(2,845)
Net cash used in investing activities from discontinued operations	-	-	(9)	-
Net cash used in investing activities	(1,066)	(1,064)	(3,745)	(2,845)

Effect of exchange rate changes on cash and cash equivalents, including cash classified within current assets held for sale	(1,234)	65	(1,149)	(70)

Increase (decrease) in cash and cash equivalents, including cash classified within current assets held for sale	(13,295)	1,686	(14,759)	(26,762)
Less: Net decrease in cash classified within current assets for sale	-	(35)	(143)	(140)
Increase (decrease) in cash and cash equivalents	(13,295)	1,721	(14,616)	(26,622)

Cash and cash equivalents, beginning of period	62,513	62,950	63,834	91,293

Cash and cash equivalents, end of period	$49,218	$64,671	$49,218	$64,671

SINOVAC BIOTECH LTD.

Reconciliations of Non-GAAP measures to the nearest comparable GAAP measures

For the three and six months ended June 30, 2016 and 2015

(Unaudited)

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Income (loss) from continuing operations	(12,563)	3,695	(14,152)	1,048
Adjustments:
Stock-based compensation	316	208	632	321
Depreciation and amortization	1,496	1,756	3,000	3,442
Interest and financing expenses, net of interest income	234	133	331	294
Net other (income) expense	(20)	(6)	(236)	(81)
Income tax (benefit) expense	(1,440)	440	(1,492)	991
Non-GAAP EBITDA	(11,977)	6,226	(11,917)	6,015

Income (loss) from continuing operations	(12,563)	3,695	(14,152)	1,048
Add: Foreign exchange loss (gain)	526	(5)	403	(22)
Add: Stock-based compensation	316	208	632	321
Non-GAAP net income (loss) from continuing operations	(11,721)	3,898	(13,117)	1,347

Net Income (loss) from continuing operations attributable to shareholders of Sinovac	(9,559)	2,514	(10,588)	456
Add: Non-GAAP adjustments to net income from continuing operations	842	203	1,035	299
Non-GAAP net income attributable to shareholders of Sinovac from continuing operations for computing non-GAAP diluted earnings (loss) per share	(8,717)	2,717	(9,553)	755

Weighted average number of shares on a diluted basis	56,935,009	56,187,591	56,990,675	56,219,495
Diluted earnings (loss) per share from continuing operations	(0.17)	0.04	(0.19)	0.01
Add: Non-GAAP adjustments to net income per share from continuing operations	0.02	0.01	0.02	-
Non-GAAP Diluted EPS from continuing operations	(0.15)	0.05	(0.17)	0.01